UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                      Washington, DC 20549

                            FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

    For the fiscal year ended December 31, 1996

                               OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

    For the transition period from      to


                     Commission File Number

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  INTERNATIONAL GAME TECHNOLOGY
                       PROFIT SHARING PLAN

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                  INTERNATIONAL GAME TECHNOLOGY
              9295 Prototype Drive, Reno, NV  89511
                         (702) 448-1200

INTERNATIONAL GAME TECHNOLOGY
PROFIT SHARING PLAN


Financial Statements for the Years
Ended December 31, 1996 and 1995,
Supplemental Schedules for the Year
Ended December 31, 1996, and
Independent Auditors' Report

INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN

TABLE OF CONTENTS


                                                                  Page

Independent Auditors' Report                                       1

Statements of Net Assets Available for Benefits                    2

Statements of Changes in Net Assets Available
 for Benefits                                                      3

Notes to Financial Statements                                      4

Item 27a - Supplemental Schedule of Assets Held
 for Investment Purposes                                          11

Item 27d - Supplemental Schedule of Reportable Transactions -
 Single Transactions in Excess of 5% of Plan Assets               12

Item 27d - Supplemental Schedule of Reportable Transactions -
 Series of Transactions in Excess of 5% of Plan Assets            13

INDEPENDENT AUDITORS' REPORT


International Game Technology Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of International Game Technology Profit Sharing Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1996 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



April 25, 1997

 INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996 AND 1995



ASSETS                                                   1996       1995
  Money market and cash equivalents                 $   132,686  $ 1,081,818
  Investments, at fair value                         60,244,400   43,669,806
  Contributions receivable                              228,565      153,400
  Loans to participants                               3,112,384    2,393,233

      Total assets                                   63,718,035   47,298,257

NET ASSETS AVAILABLE FOR BENEFITS
                                                    $63,718,035  $47,298,257



See accompanying notes to financial statements.



INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995


                                                   1996            1995
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
    Net increase in fair value of investments  $ 9,876,533     $   712,300
    Interest                                       481,116         320,503
    Dividends                                      986,629         844,818
                                                11,344,278       1,877,621
  Contributions:
    Employer                                     7,274,873       5,758,711
    Employee                                     2,929,604       2,578,958

      Total additions                           21,548,755      10,215,290

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits paid to participants                  4,788,302       2,883,029
  Administrative expenses                          340,675         201,860

      Total deductions                           5,128,977       3,084,889

NET INCREASE                                    16,419,778       7,130,401

NET ASSETS AVAILABLE FOR BENEFITS:
  BEGINNING OF YEAR                             47,298,257      40,167,856

  END OF YEAR                                  $63,718,035     $47,298,257


See accompanying notes to financial statements.

INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1996 and 1995


1. DESCRIPTION OF PLAN

   The IGT Profit Sharing Plan ("Plan") is sponsored by International Game Technology (the "Company") and consists of two programs: The Profit Sharing Program and the 401(k) Program. The following is a brief description of the Plan and provides general information. Participants should refer to the IGT Plan Document and Summary Plan Description for a more complete description of the Plan's provisions.

   The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and other provisions of the Internal Revenue Code.

   Profit Sharing Program - The Plan, adopted December 10, 1980, is a defined contribution plan covering all eligible employees of International Game Technology. On June 1, 1993 the Plan was restated to offer additional investment options to participants as well as transfer the administration to a Third-Party Administrator (refer to "Investment Options" below for further information of available investment funds).

   Company employees are eligible to participate in the Plan after completing 1,000 hours of service in a calendar year and reaching the age of 18. Once eligible, a Plan participant must be employed on the last day of the Plan year (December 31) to receive their annual profit sharing allocation. Participation in the Plan is retroactive to January 1 of the year in which the employee became eligible.

   The Company may make an annual profit sharing contribution, as determined by the Company's Board of Directors, based on operating profits. The contribution is then allocated to participant's accounts proportionately based on annual eligible compensation. (Refer to "Benefit Payments and Vesting" below for the Profit Sharing Program vesting schedule).

   401(k) Program - Effective January 1, 1989, the Plan was amended to allow participants to defer up to 20% of their annual salary as contributions to their accounts, as governed by IRC Section 401(k). On January 1, 1995, the Company again amended the Plan to lower the elective deferrals from 20% to 15%. An employee may begin contributing pre-tax contributions to their accounts upon completion of 90 days of full time employment, or one year as a part-time employee. A participant may stop contributing to the Plan at any time upon adequate notice to the employer.

   On January 1, 1993, the Company began a 401(k) contribution matching program whereby the Company matches 100% of an employee's contributions up to $500 and an additional 50% of the next $500 contributed by the employee. This allows for maximum annual Company matching contributions of $750 to each employee's account. Employees are 100% vested in all 401(k) contributions.

   The Plan also allows for rollover contributions from other qualified retirement plans. If the rollover is by way of an individual retirement arrangement, all assets in the prior retirement plan must have originated as contributions made under a qualified plan.

   Participant Accounts - Each participant's account is credited with employee 401(k) and employer matching contributions, the allocations of the Company's profit sharing contribution and forfeitures of non-vested portions of terminated participants' account balances. Additionally, participants' accounts are effected by earnings and losses on investments. Each participant is provided a quarterly account statement detailing the account activity by investment fund.

   Investment Options - The Company has selected seven investment options that have a variety of growth and risk characteristics. Plan participants are able to elect how their contributions are invested. A participant may allocate all contributions to one investment fund or split them between any combination of funds in increments of 1%. A participant may change how current and/or future contributions are invested at any time during the Plan year. The Plan's investment options are:

         Capital Market Group Government Money Fund
         Capital Market Group Intermediate Fixed Income Fund
         Capital Market Group Small Capitalization Growth Equity Fund Capital Market Group Large Capitalization Growth Equity Fund Capital Market Group Large Capitalization Value Equity Fund Capital Market Group International Equity Investment Fund Common Stock - International Game Technology

   Benefit Payments and Vesting - Participants are immediately vested in their pre-tax 401(k) contributions, Company 401(k) matching contributions, and rollover contributions from other qualified plans, plus earnings thereon. The vested portion of a participant's profit sharing account is based upon years of continuous service. A participant is 100% vested after seven consecutive years of service, per the following vesting table:

     Completed
       Years
    of Vesting     Vested
      Service      Portion
         0            0%
         1           10%
         2           20%
         3           30%
         4           45%
         5           60%
         6           80%
         7          100%

   A participant earns a year of vesting service for each Plan year (January 1 to December 31) in which he or she worked at least 1,000 hours.

   Upon termination of employment, a participant may receive a lump sum payment equal to the value of his or her account. If the termination of employment is by normal retirement (retirement after age 65), by death or by reason of total disability, the participant is 100% vested and has the right to receive payment in full. If a participant leaves the Company for any other reason, he or she is entitled to a distribution from the vested portion of his or her account.

   If a participant's vested account balance is $3,500 or more, he or she may voluntarily defer payment of benefits until the normal retirement date. In any case, he or she may not defer payment past the age of 70 1/2. The only form of benefit payments are lump-sum payments, however, a participant may take a partial lump-sum payment and defer the balance of his or her account as long as the remaining balance is at least $3,500.

   Hardship Withdrawals - The Plan allows for hardship withdrawals under defined circumstances.
   The necessity of the hardship withdrawal is reviewed by the Company's Benefits Committee and includes allowance for major medical expenses, purchase of a primary residence, college expenses for a family member, and prevention of eviction from or foreclosure on a principal residence. A participant must stop making pre-tax 401(k) contributions for a year following the hardship withdrawal.

   Plan Termination - In the event of Plan
   termination, participants will become 100% vested in their accounts. Although the Company has not expressed any intent to do so, International Game
   Technology has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

   Loans - The Plan allows for loans to be taken against a participant's vested account, subject to the following restrictions: the loan amount may be no less than $1,000 and no more than the lesser of 50% of the participant's vested account balance or $50,000; interest is charged on a simple interest basis at the prime rate plus 1%;
   and repayment must be over a period not to exceed
   60 months. Payments are made by payroll deduction on a bi-weekly basis.

   Administrative Expenses - Plan administrative expenses totaling $340,675 in 1996 and $201,860 in 1995 were paid by the Plan. These include management fees and trustee fees. Consulting fees and recordkeeping fees are paid by the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Accounting - The Plan is accounted for on the accrual basis of accounting.

   Cash and Cash Equivalents - Securities with maturities upon purchase of three months or less are considered cash equivalents. Such investments are stated at cost, which approximates market, and are deemed to be cash equivalents.

   Valuation of Investments - All investments of the Plan are valued at quoted market prices as of December 31, 1996 and 1995.

   Benefits Payable - As of December 31, 1996 and
   1995, net assets available for benefits included benefits of $2,620,433 and $1,852,970 due to participants who have withdrawn from
   participation in the Plan.

3. INVESTMENTS


   All investments of the Plan are administered by an investment management agent. The following table presents the fair value of investments at quoted market prices at December 31:

                                                 1996         1995
Capital Market Group Government Money Fund   $ 9,667,152  $11,588,955
Capital Market Group Intermediate Fixed
   Income Fund                                 3,993,725    3,725,340
Capital Market Group Small Capitalization
  Growth Equity Fund                           7,706,054    5,895,452
Capital Market Group Large Capitalization
  Growth Equity Fund                           9,076,881    7,085,666
Capital Market Group Large Capitalization
  Value Equity Fund                            8,500,035    6,529,601
Capital Market Group International Equity
  Investment Fund                                836,810      641,736
Common stock - International Game
  Technology                                  13,970,977    8,203,056
U.S. Treasury Bills                            6,492,766            -

    Total investments                        $60,244,400  $43,669,806



4. FUND INFORMATION


   Contributions, withdrawals, investment income and changes in fair value of investments by fund are as follows for the years ended December 31, 1996 and 1995:

                                                1996         1995
Participant Contributions:
  Capital Market Group Government Money Fund $   399,692   $  326,277
  Capital Market Group Intermediate Fixed
    Income Fund                                  205,387      222,449
  Capital Market Group Small Capitalization
    Growth Equity Fund                           555,275      414,559
  Capital Market Group Large Capitalization
    Growth Equity Fund                           569,053      445,742
  Capital Market Group Large Capitalization
    Value Equity Fund                            501,981      388,425
  Capital Market Group International Equity
    Investment Fund                              131,003       98,968
  Common Stock - International Game
    Technology                                   567,213      682,538
Total                                        $ 2,929,604   $2,578,958



Employer Contributions:
  Capital Market Group Government Money Fund     121,226    5,018,082
  Capital Market Group Intermediate
    Fixed Income Fund                             76,746       72,874
  Capital Market Group Small Capitalization
    Growth Equity Fund                           148,198      104,154
  Capital Market Group Large Capitalization
    Growth Equity Fund                           160,919      118,633
  Capital Market Group Large Capitalization
    Value Equity Fund                            150,555      113,448
  Capital Market Group International
    Equity Investment Fund                        30,818       22,407
  Common Stock - International Game
    Technology                                   219,857      309,113
  U.S. Treasury Bills                          6,366,554            -
Total                                        $ 7,274,873   $5,758,711

  Total Contributions                        $10,204,477   $8,337,669



                                                 1996         1995
Withdrawals:
  Capital Market Group Government Money Fund $1,428,501    $  651,328
  Capital Market Group Intermediate Fixed
    Income Fund                                 302,837       279,654
  Capital Market Group Small Capitalization
    Growth Equity Fund                          695,560       219,935
  Capital Market Group Large Capitalization
    Growth Equity Fund                          666,628       276,870
  Capital Market Group Large Capitalization
    Value Equity Fund                           706,189       301,277
  Capital Market Group International
    Equity Investment Fund                       72,312        15,294
  Common Stock - International Game
    Technology                                  754,164       892,206
  Loan Fund                                     162,111       246,465
Total                                        $4,788,302    $2,883,029



Interest and Dividends:
  Capital Market Group Government Money Fund    467,789       412,380
  Capital Market Group Intermediate Fixed
    Income Fund                                 235,328       204,117
  Capital Market Group Large Capitalization
    Growth Equity Fund                           50,862        30,793
  Capital Market Group Large Capitalization
    Value Equity Fund                           225,870       139,352
  Capital Market Group International
    Equity Investment Fund                       10,097        10,135
  Common Stock - International Game
    Technology                                   98,004        98,014
  Loan Fund                                     235,158       167,145
  U.S. Treasury Bills                           144,637       103,385
Total                                        $1,467,745    $1,165,321


Increase (Decrease) in Fair Value of
Investments:
  Capital Market Group Intermediate
    Fixed Income Fund                        $  (97,410)      231,579
  Capital Market Group Small Capitalization
    Growth Equity Fund                        1,156,324     1,493,320
  Capital Market Group Large Capitalization
    Growth Equity Fund                        1,452,790     1,363,609
  Capital Market Group Large Capitalization
    Value Equity Fund                         1,166,262     1,381,450
  Capital Market Group International Equity
    Investment Fund                              22,853        46,429
  Common Stock - International Game
    Technology                                6,175,714    (3,804,087)
Total                                        $9,876,533    $  712,300


5. FEDERAL INCOME TAXES

   The Plan has received a determination letter dated November 30, 1995 from the Internal Revenue
   Service qualifying it as an exempt organization under Sections 401(a) and 501(a) of the Internal
   Revenue Code. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

                       ******

        INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN



ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES
DECEMBER 31, 1996

         (b)                                 (c)                  (d)             (e)

                                Maturity  Interest                             Current
     Description                  Date      Rate      Units       Cost           Value
Capital Market Group Government
    Money Fund                                     9,667,152   $ 9,667,152  $ 9,667,152
Capital Market Group Intermediate
    Fixed Income Fund                                496,115     4,022,956    3,993,725
Capital Market Group Small
    Capitalization Growth Equity
    Fund                                             470,455     7,186,264    7,706,054
Capital Market Group Large
    Capitalization Growth Equity                     640,119     7,314,445    9,076,881
    Fund
Capital Market Group Large
    Capitalization Value Equity                      692,749     7,041,377    8,500,035
    Fund
Capital Market Group  International
    Equity Investment Fund                            82,852       865,192      836,810
Common Stock - International Game
    Technology                                       765,533    12,048,044   13,970,977
U.S. Treasury Bills                                6,492,766     6,488,760    6,492,766

    Total investments                                          $54,634,190  $60,244,400


Notes on Columns (a) through (e):
(a) Omitted from the Department of Labor format because the answer is none.
(b) General description of investments.
(c) Maturity dates and stated rates of interest are not applicable due to the nature of these investments.
(d) Purchase price of investment.

INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN


ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS - SINGLE
           TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS
           FOR THE YEAR ENDED DECEMBER 31, 1996


        (a)                  (b)             (c)        (d)        (g)         (h)           (I)

Identity of Party   Descriptions of        Purchase   Selling     Cost of    Value of        Net
  Involved            Transaction            Price     Price        Asset   Transaction   Gain/Loss

Smith Barney        Purchase of U.S.
Shearson, Inc.      Treasury bills        $4,945,000          -           -            -      -

Smith Barney        Redemption of U.S.
Shearson, Inc.      Treasury bills                 -  4,945,000   4,945,000    4,945,000      -

Smith Barney        Purchase of U.S.
Shearson, Inc.      Treasury bills         3,350,000          -           -            -      -

Smith Barney        Redemption of U.S.
Shearson, Inc.      Treasury bills                 -  3,350,000   3,350,000    3,350,000      -

Smith Barney        Purchase of U.S.
Shearson, Inc.      Treasury bills         2,595,000          -           -            -      -

Smith Barney        Redemption of U.S.
Shearson, Inc.      Treasury bills                 -  2,595,000   2,595,000    2,595,000      -

Smith Barney        Purchase of U.S.
Shearson, Inc.      Treasury bills         2,615,000          -           -            -      -

Smith Barney        Redemption of U.S.
Shearson, Inc.      Treasury bills                 -  2,615,000   2,615,000    2,615,000      -

Smith Barney        Purchase of U.S.
Shearson, Inc.      Treasury bills         3,330,000          -           -            -      -

Smith Barney        Redemption of U.S.
Shearson, Inc.      Treasury bills                 -  3,330,000   3,330,000    3,330,000      -

Smith Barney        Purchase of U.S.
Shearson, Inc.      Treasury bills         6,518,000          -           -            -      -

Smith Barney        Purchase of Reserve
Shearson, Inc.      Deposit Account        4,951,651          -           -            -      -

Smith Barney        Redemption of Reserve
Shearson, Inc.      Deposit Account                -  3,773,274   3,773,274    3,773,274      -


Notes to columns (c) through (i)
(c) Purchase price of investments bought during the year.
(d) Proceeds received from redemption of investments maturing or sold during the year.
(e) and (f) Omitted from the Department of Labor format because the answer is none
(g) Purchase price of investment plus or minus the amortization of discount or premium received or paid at the date of sale.
(h) Market value at the date of maturity or sale for each investment shown in column (d)
(i) Difference between columns (d) and (g)

<page



INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN


ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS - SERIES OF
           TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS
           FOR THE YEAR ENDED DECEMBER 31, 1996

      (a)                 (b)             (c)       (d)        (g)           (h)        (i)
  Identity of         Description      Purchase   Selling    Cost of      Value of      Net
 Party Involved     of Transaction       Price     Price      Asset     Transaction   Gain/Loss

Smith Barney     Purchase of Capital
Shearson, Inc.   Market Group
                 Government Money Fund $ 7,084,507 $         - $         - $         - $      -

Smith Barney     Sale of Capital
Shearson, Inc.   Market Group
                 Government Money Fund           -   4,079,827   4,079,827   4,079,827        -

Smith Barney     Purchase of Capital
Shearson, Inc.   Market Group Large
                 Capitalization Value
                 Equity Group            2,990,244           -          -           -         -

Smith Barney     Purchase of Capital
Shearson, Inc.   Market Group Large
                 Capitalization Growth
                 Equity Fund             3,115,251           -          -           -         -

Smith Barney     Purchase of Capital
Shearson, Inc.   Market Group Small
                 Capitalization Growth
                 Equity Fund             4,306,638           -          -           -         -

Smith Barney     Sale of Capital
Shearson, Inc.   Market Group Small
                 Capitalization Growth
                 Equity Fund                     -   2,702,023  2,288,939   2,702,023   413,083

Smith Barney     Purchase of IGT
Shearson, Inc.   common stock           3,069,605            -          -           -         -

Smith Barney     Sale of IGT common
Shearson, Inc.   stock                          -    3,385,590  3,006,461   3,385,590   379,129

Smith Barney     Purchase of Reserve
Shearson, Inc.   Deposit Account       13,563,474            -          -           -         -

Smith Barney     Sale of Reserve
Shearson, Inc.   Deposit Account                -   14,519,095 14,519,095  14,519,095         -

Smith Barney     Purchase of U.S.
Shearson, Inc.   Treasury Bills        25,185,000            -          -           -         -

Smith Barney     Redemption of U.S.
Shearson, Inc.   Treasury Bills                 -   18,667,000 18,667,000  18,667,000         -


Notes to columns (c) through (i)
(c) Purchase price of investments bought during the year.
(d) Proceeds received from redemption of investments maturing or sold during the year.
(e) and (f) Omitted from the Department of Labor format because the answer is none.
(g) Purchase price of investment plus or minus the amoritzation of discount or premium received or paid at the date of sale.
(h) Market value at the date of maturity or sale for each investment shown in column (d)
(i) Difference between columns (d) and (g).

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              INTERNATIONAL GAME TECHNOLOGY
                              PROFIT SHARING PLAN


Date: June 16, 1996



                              By: /s/ G. Thomas Baker
                                G. Thomas Baker
                                President and Chief Operating
Officer